FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2006

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒      Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Further to its announcement made on 2 June 2006 in connection with the resolutions passed by the General Meeting of its shareholders held on 1 June 2006, pursuant to Law 3340/2005, the decision 3/347/12.7.2005 of the board of directors of the Hellenic Capital Market Commission and article 281 of the Regulation of the Athens Exchange, National Bank of Greece S.A. (the “Bank”) hereby announces that, on 5 June 2006, it entered into a subscription guarantee agreement with certain international firms, pursuant to which such firms agreed to procure subscribers, or to subscribe, for any new shares that will be issued by the Bank in the context of its approved capital increase and rights offering that remain unsubscribed at the end of the subscription period, as more particularly set out in the aforementioned announcement of 2 June 2006. As indicated in the 2 June announcement, the price at which such unsubscribed shares will be offered to the above firms will derive from a private placement process and in any event such price shall not be lower than the approved and announced rights subscription price for the Bank’s new shares, namely 22.11 Euro per new share.

The rights and the shares for which the rights are exercisable have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “Securities Act”), and may not be offered or sold in the United States absent an applicable exemption from the registration requirements of the Securities Act.

Athens, June 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pechlivanidis
(Registrant)

Date : 7th June, 2006	Ioannis Pechlivanidis
Deputy Chief Executive Officer